Exhibit 99.2

James Hardie Industries SE

Level 3
22 Pitt Street
Sydney NSW 2000 Australia

Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia
11 July 2011
The Manager
Company Announcements Office
ASX
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
James Hardie’s Notice of Meeting pack and Annual Report mailed to CUFS holders
I enclose a copy of the company’s final:
•	Notice of Meeting for James Hardie Industries’ 2011 Annual General Meeting, Voting Instruction Form and Question Form; and

•	2011 Annual Report.
Yours faithfully
/s/ Marcin Firek
Marcin Firek
Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719

NOTICE OF ANNUAL GENERAL MEETING 2011

James Hardie

Notice is given that the Annual General Meeting (AGM) of James Hardie Industries SE (the company or James Hardie) will be held on Tuesday, 16 August 2011 at the Hibernia II Room, Four Seasons Hotel, Simmonscourt Road, Dublin, Republic of Ireland at 7:30am (Dublin time) and simultaneously broadcast to a meeting to be held on Tuesday 16 August 2011 at the Adelaide Room, Sofitel Sydney Wentworth, Sydney, New South Wales, Australia at 4:30pm (AEST).

Attendance

All holders of CUFS (ie CHESS Units of Foreign Securities) (CUFS Holders) as at 7:00pm (AEST) on Sunday, 14 August 2011 may attend the AGM in Dublin or the meeting to be held simultaneously in Sydney.

Simultaneous Broadcast

The AGM will take place in Dublin with a simultaneous broadcast (simulcast) to the venue in Sydney referred to above. If you cannot attend the meeting at either venue, you can watch the AGM live over the internet at www.jameshardie.com (select Investor Relations, then Shareholder Meetings). The webcast will be available on the company's website until the next AGM so that it can be replayed later if required.

Voting

A Voting Instruction Form has been enclosed with this booklet. If you wish to nominate yourself as proxy to vote or appoint a proxy to attend and vote on your behalf, please return the Voting Instruction Form to James Hardie's Share Registry by no later than 4:30pm (AEST) on Sunday, 14 August 2011. Alternatively, as a CUFS holder, you may vote or appoint a proxy electronically by visiting the dedicated AGM webpage at www.investorvote.com.au. If you are a proxy, you may also attend to cast the votes in respect of which you have been appointed proxy at the AGM. A proxy is not required to be a Shareholder. Note that in nominating yourself or another person to vote on your behalf, you are directing CHESS Depository Nominees Pty Ltd (CDN) (the legal holder of your interest in the company) to give effect to your instructions.

Questions to the Board and external auditor

Subject to the voting instructions above, shareholders attending either venue will be able to vote on resolutions before the meeting and ask questions of the Board of Directors of the company (Board) and the external auditor. To enable more questions to be answered, we enclose a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Contents of this booklet

This booklet contains:

- The Agenda for the AGM setting out the resolutions proposed to be put at the meeting;
- Explanatory Notes describing the business to be conducted at the meeting;
- Information about who may vote at the AGM and how they may cast their vote; and
- Details of the meeting locations and how Shareholders can attend the meeting in Dublin or Sydney.

AGM details

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor.

James Hardie Industries SE ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

2	James Hardie Notice of Meeting 2011
AGENDA AND BUSINESS OF
THE ANNUAL GENERAL MEETING
Agenda and Business of the Annual General Meeting
Explanations of the background, further information and reasons for each proposed resolution are set out in the Explanatory Notes on pages 5 to 12 of this Notice of Meeting.
The following are items of ordinary business:
1.	Financial statements and reports for the year ended 31 March 2011

To consider, and if thought fit, pass the following resolution as an ordinary resolution:
To receive and consider the financial statements and the reports of the Directors and external auditor thereon for the year ended 31 March 2011.
The vote on this resolution is advisory only.

2.	Adoption of the Remuneration Report for the year ended 31 March 2011

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:
To receive and consider the Remuneration Report of the company for the year ended 31 March 2011.
The vote on this resolution is advisory only.

3.	Re-election of directors

To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:
(a)	That Mr M Hammes, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

(b)	That Mr R van der Meer, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

(c)	That Mr L Gries, who retires in accordance with the Articles of Association, be re-elected as a director.
4.	Authority to fix the External Auditor’s Remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the Board of Directors be authorized to fix the remuneration of the external auditor for the financial year ended 31 March 2012.
The following are items of special business:
5.	Grant of Hybrid Restricted Stock Units (RSUs)

To consider and, if thought fit, pass the following as an ordinary resolution:
That the award to the company’s Chief Executive Officer, Mr L Gries, of up to a maximum of 769,656 Hybrid RSUs, and his acquisition of Hybrid RSUs and Shares up to that stated maximum, be approved for all purposes in accordance with the terms of the Long Term Incentive Plan (LTIP) and on the basis set out in the following Explanatory Notes.
6.	Grant of Relative TSR RSUs

To consider and, if thought fit, pass the following as an ordinary resolution:
That the award to the company’s Chief Executive Officer, Mr L Gries, of up to a maximum of 719,593 Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that stated maximum, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.
7.	Amendment and Restatement of James Hardie Industries Equity Incentive Plan

To consider and, if thought fit, pass the following as a special resolution:
That the James Hardie Equity Incentive Plan be amended and restated, on the basis set out in the Explanatory Notes.
Voting Exclusion Statement
In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolutions 5 and 6 of this Notice of Meeting if they are cast by any director and his or her associates.
People who fall into the categories listed above will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form to vote as the proxy decides.
Notes on voting and Explanatory Notes follow, and a Voting Instruction Form and Question Form are enclosed.
By order of the Board.
Marcin Firek
Company Secretary
11 July 2011

James Hardie Notice of Meeting 2011	3
If you are a CUFS Holder registered at 7:00pm (AEST) on Sunday, 14 August 2011, you may attend, in person or appoint a proxy to attend on your behalf, either the AGM in Dublin, Ireland or the simulcast in Sydney, Australia.
ATTENDANCE AT THE AGM IN DUBLIN, IRELAND
The AGM will be held at the:
Hibernia II Room, Four Seasons Hotel, Simmonscourt Road, Dublin Ireland, starting at 7:30am (Dublin) on Tuesday, 16 August 2011
To appoint a proxy to attend the AGM on your behalf, please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 4:30pm (AEST) on Sunday, 14 August 2011 using one of the methods set out under “Lodgement Instructions” below.
If you appoint a proxy and your proxy does not attend and vote at the AGM or the simultaneous meeting in Sydney, your vote will not be counted.
ATTENDANCE AT THE AGM SIMULCAST IN SYDNEY, AUSTRALIA
The AGM will be simulcast in Sydney at the:
Adelaide Room, Sofitel Sydney Wentworth, Sydney, New South Wales, Australia, starting at 4:30pm on Tuesday, 16 August 2011.
CUFS Holders attending the meeting in Sydney will be able to ask questions of the Board and the external auditor.
VOTING ON THE RESOLUTIONS
How you can vote will depend on whether you are:
•	a CUFS Holder (CUFS are quoted on the ASX); or

•	an American Depositary Receipt (ADR) holder (ADRs are quoted on the New York Stock Exchange (NYSE)).
Voting if you are a CUFS Holder: CUFS Holders who want to vote on the resolutions to be considered at the AGM have the following two options available to them:

Option A	You may lodge a Voting Instruction Form directing CDN (the legal holder of the shares in the company (Shares) for the purposes of the ASX Settlement Operating Rules) to nominate the chairman of the AGM as its proxy to vote the Shares that it holds on your behalf.

To be eligible to vote in this manner, you must be registered as a CUFS Holder at 7:00 pm (AEST) on Sunday, 14 August 2011.
CUFS Holders who select Option A should follow either (1) or (2) below:
1.	Complete the Voting Instruction Form accompanying this Notice of Meeting and lodge it with Computershare using one of the methods set out under Lodgement Instructions on page 4 of this Notice of Meeting.

2.	Complete a Voting Instruction Form using the internet: Go to www.investorvote.com.au
To complete the Voting Instruction Form using the internet, you will need:
•	your Control Number (located on your Voting Instruction Form); and

•	your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) from your current James Hardie Industries SE Holding Statement; and

•	your postcode as recorded in the company’s register.
If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.
Completed Voting Instruction Forms must be received by Computershare no later than 4:30pm (AEST) on Sunday, 14 August 2011.

Option B	If you would like to attend the AGM or appoint someone else to attend the AGM on your behalf, whether in Dublin, Ireland or Sydney, Australia, and vote in person, you may use a Voting Instruction Form to ask CDN to appoint you or another person nominated by you (who does not need to be a Shareholder) as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN.
For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 4:30pm (AEST) on 14 August 2011. To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx. com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia to ask to have one sent to you.
If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

4	James Hardie Notice of Meeting 2011
AGENDA AND BUSINESS OF
THE ANNUAL GENERAL MEETING
Voting if you hold ADRs: The Depositary for ADRs held in the company’s ADR program is the Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meeting to ADR holders on or about Thursday, 14 July 2011 and advise ADR holders how to give their voting instructions.
To be eligible to vote, ADR holders must be the registered owner as at 5:00pm US Eastern Daylight Time on Thursday, 7 July 2011 (the ADR record date).
The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon, no later than 5.00pm US Eastern Standard Time on Friday, 5 August 2011. The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the Shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the Shares ultimately underlying the ADRs held by that holder will not be voted.
Under the recent amendments to New York Stock Exchange (NYSE) Rule 452 and corresponding NYSE Listed Company Manual Section 402.08 mandated by Section 957 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, brokers that are NYSE member organizations are prohibited from directing the voting of the Shares underlying ADRs held in customer accounts on matters relating to executive compensation and director elections if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADRs, and your broker holds your ADRs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as a null vote and does not count toward the voting outcome.
LODGEMENT INSTRUCTIONS
Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:
(i)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(ii)	by delivery to Computershare at Level 4, 60 Carrington Street, Sydney NSW 2000, Australia; or

(iii)	online at www.investorvote.com.au; or

(iv)	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(v)	by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

James Hardie Notice of Meeting 2011	5
Explanatory Notes:
Terminology
References to Shareholders in this Notice of Meeting, including these Explanatory Notes, are references to all the shareholders of the company acting together, and include CUFS Holders, holders of ADRs and holders of Shares.
RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR THE YEAR ENDED 31 MARCH 2011
Resolution 1 asks Shareholders to receive and consider the financial statements and the reports of the Board of Directors and external auditors for the year ended 31 March 2011.
The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish modified generally accepted accounting principles (Irish modified GAAP), as distinct from the US generally accepted accounting principles (US GAAP) consolidated financial statements of the James Hardie group as set out in the 2011 Annual Report.
A brief overview of the financial and operating performance of the James Hardie group during the year ended 31 March 2011 will be provided during the AGM.
Copies of the JHISE consolidated Irish modified GAAP financial statements and are available free of charge either:
(a)	at the AGM in Dublin, Ireland or the simulcast meeting in Sydney, Australia;

(b)	at the company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin, Ireland or its registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(c)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.
Recommendation
The Board believes it is in the interests of Shareholders that the financial statements and the reports of the Directors and external auditor for the year ended 31 March 2011 be received and considered, and recommends that you vote in favour of the resolution.
RESOLUTION 2 – REMUNERATION REPORT FOR THE YEAR ENDED 31 MARCH 2011
Resolution 2 asks Shareholders to consider and receive the Remuneration Report for the year ended 31 March 2011.
Irish law does not require the company to produce a remuneration report or to submit it to shareholders. Similarly, the company is not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Australian Corporations Act to submit a remuneration report to shareholders for a non-binding vote.
However, taking into consideration the company’s large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information similar to that provided by Australian listed companies in their remuneration reports on the company’s remuneration practices in fiscal year 2011 and also voluntarily includes an outline of the company’s proposed remuneration framework for fiscal year 2012.
The company’s Remuneration Report is set out on pages 41 to 62 of the 2011 Annual Report and can also be found in the Investor Relations area of the James Hardie website at www.jameshardie.com.
Although this vote does not bind the company, the Board intends to take the outcome of the vote into consideration when considering the company’s future remuneration policy.
Recommendation
The Board believes it is in the interests of Shareholders that the company’s Remuneration Report for the year ended 31 March 2011 be considered and received, and recommends that you vote in favour of the resolution.

6	James Hardie Notice of Meeting 2011
AGENDA AND BUSINESS OF
THE ANNUAL GENERAL MEETING
RESOLUTION 3 – ELECTION OF BOARD DIRECTORS
Resolutions 3(a) to 3(c) ask Shareholders to consider the re-election of Messrs M Hammes, R van der Meer and L Gries to the Board.
The company’s Articles of Association require that one-third of the directors subject to re-election (other than the Chief Executive Officer) will retire at each AGM, with re-election possible after each term. Although the ASX Listing Rules do not require the CEO of a company to stand for re-election, Article 46.1 of the Council Regulations (EC) No 2157/2001 of 8 October 2001 on the Statute for a European Company (SE) (SE Regulations), which apply to the company, require each director of the company to be re-elected at least every 6 years. Since Mr L Gries was last elected in 2005, he will retire as a Director at the 2011 AGM.
Messrs M Hammes and R van der Meer, together with L Gries, will retire at the 2011 AGM and each offers himself for re-election.
Profiles of the candidates appear below:
Michael Hammes BS, MBA
Age 69
Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and, is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee. Mr Hammes was also a member of the Re-domicile Due Diligence Committee.
Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc (2000–2007), Chairman and CEO of Guide Corporation (1998–2000), Chairman and CEO of Coleman Company, Inc (1993–1997), Vice Chairman of Black & Decker Corporation (1992–1993) and various senior executive roles with Chrysler Corporation (1986–1990) and Ford Motor Company (1979–1986).
Directorships of listed companies in the past five years: Current – Lead Director of Navistar International Corporation (since 1996) and DynaVox Mayer-Johnson (listed in April 2010).
Other: Resident of the United States.
Last elected: August 2009
Rudy van der Meer M.Ch.Eng
Age 66
Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Board and the Nominating and Governance Committee.
Experience: Mr van der Meer is an experienced executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO – Coatings (2000–2005), CEO – Chemicals (1993–2000), and member of the five person Executive Board (1993–2005).
Directorships of listed companies in the past five years: Current – Chairman of the Supervisory Board of Imtech N.V. (since 2005); Director LyondellBasell Industries NV (since August 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006–2008).
Other: Chairman of the Board of Energie Beheer Nederland B.V. (since 2006); Chairman of the Supervisory Board of Univé-VGZ-IZA-Trias (UVIT) Health Insurance (since May 2011); resident of The Netherlands.
Last elected: August 2009
Louis Gries BSc, MBA
Chief Executive Officer
Age 57
Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc in December 1993. Mr Gries became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.
He was appointed Interim CEO in October 2004 and became CEO in February 2005. Mr Gries was elected to the Company’s Managing Board by CUFS holders at the 2005 AGM and continued as Chairman of the Managing Board until it was dissolved in June 2010.
Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, in a variety of roles in research, plant quality and productions, product and plant management.
Directorships of listed companies in the past five years: Nil.
Other: Resident of the United States.
Last elected: August 2005
Recommendation
The Board, having assessed the performance of Messrs M Hammes, R van der Meer and L Gries, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that each of the individuals referred to above be re-elected as a director of the company, and recommends (with Messrs M Hammes, R van der Meer and L Gries each abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(a), 3(b) and 3(c).

James Hardie Notice of Meeting 2011	7
RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION
Resolution 4 asks Shareholders to give authority to the Board of Directors to fix the external auditor’s remuneration.
Ernst & Young LLP were appointed external auditors for the James Hardie Group for the year ended 31 March 2009. The selection of Ernst & Young LLP followed a comprehensive tender and review process of major accounting firms capable of undertaking James Hardie’s external audit.
A summary of the external auditor’s remuneration during the year ended 31 March 2011 as well as non-audit fees paid to Ernst & Young LLP are set out on page 105 of the 2011 Annual Report.
The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with the company, the Board and Board Committees is set out on page 105 of the Annual Report.
Recommendation
The Board believes it is in the interests of Shareholders that the Board be given authority to agree the external auditor’s remuneration and recommends, on the recommendation of the Audit Committee, that you vote in favour of Resolution 4.
RESOLUTION 5 – GRANT OF HYBRID RSUS
Resolution 5 asks Shareholders to approve the grant of restricted stock units (Hybrid RSUs) under the company’s Long Term Incentive Plan (LTIP) to the company’s Chief Executive Officer (CEO), Mr L Gries. The Hybrid RSUs are the same instrument as the ‘Executive Incentive Plan RSUs’ previously issued to the CEO, but have been renamed to better reflect their nature and eliminate confusion with the cash-based STI Executive Incentive Plan.
The Board has determined that 40% of the CEO’s LTI target will be payable in Hybrid RSUs. This number is unchanged from fiscal year 2011.
The actual number of Hybrid RSUs the CEO will receive in June 2012 will depend on the company’s performance against corporate level EBIT performance targets for fiscal year 2012 approved by the Board. Based on the CEO’s performance and rating under the Scorecard described below (between 0 and 100), the Board will exercise ‘negative discretion’ so that between 0 and 100% of the Hybrid RSUs granted in June 2012 actually vest and convert to Shares two years later in June 2014.
Hybrid RSUs will be granted to the CEO for no consideration. Subject to the performance hurdles being met and the exercise of “negative discretion” by the Board under the Scorecard, the CEO will be entitled to receive Shares upon vesting of the Hybrid RSUs for no consideration.
Reasons for granting Hybrid RSUs
The allocation of 40% of the CEO’s target LTI to Hybrid RSUs reflects the Board’s continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives. The Board believes that this allocation remains a valid method to evaluate and reward the CEO’s performance in the absence of a market which is stable enough to set longer term (i.e. multi-year) financial metrics for LTI purposes.
The Board believes that the Hybrid RSUs provide appropriate incentives to the CEO to balance the growth components of the primary demand growth objectives of the company without sacrificing short to medium-term profitability. In addition, the application of “negative discretion” under the Scorecard allows the Board to reduce the number of Hybrid RSUs that ultimately vest if performance in fiscal year 2012 is not sustained to the Board’s satisfaction to the conclusion of fiscal year 2014.
The Scorecard can only be applied by the Board to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received. The Board will monitor progress under the Scorecard annually.
Key aspects of Hybrid RSUs
Hybrid RSUs will be granted in accordance with the terms of the LTIP. The LTIP was approved by shareholders at the 2009 AGM. The following specific terms also apply to Hybrid RSUs.
EBIT Goal Setting: The Board’s philosophy is that total target direct compensation should be positioned at the market 75th percentile if stretch target performance goals approved by the Board are met. The EBIT performance targets for the Hybrid RSUs are based on historical results. Achievement of the EBIT goal (at which 100% of target is paid) will require improvement on the average of the performance of the company for fiscal years 2009 to 2011, indexed to housing starts and pulp prices. Such achievement would meet the Board’s expectation that the company’s results will be in the top quartile of its listed US building products peer group, taking into account the current business environment and outlook. The Remuneration Committee reviewed the EBIT goal and payout schedule before it was approved by the Board.
EBIT Goal: The EBIT goal for the CEO is based on JHISE’s consolidated results in US dollars, indexed up or down using a set formula depending on whether housing starts and pulp prices increase or decrease. The EBIT goal excludes ‘legacy costs’ and exchange rate movements.
Performance period: An initial period of twelve months until the end of fiscal year 2012, at which point the EBIT based payout schedule will determine the number of Hybrid RSUs to grant, and then a further period of two years until June 2014 when the Board will assess the CEO’s progress against the Scorecard goals to determine the final number of Hybrid RSUs that vest. The overall performance period is three years.
Possible grant: The CEO may earn between 0% and 300% of his target, depending on performance. Grants of Hybrid RSUs will commence on a sliding scale paying nil at approximately 70% of the EBIT goal, 100% of t arget if the EBIT goal is reached, and extra rewards for outperformance with a cap of 300% of the target if approximately 135% of the EBIT goal is achieved. This is shown in the payout schedule below. The payout schedule represents slightly reduced leverage from the goals of fiscal year 2011.
Executive Incentive Program RSUs payout schedule

8	James Hardie Notice of Meeting 2011
AGENDA AND BUSINESS OF
THE ANNUAL GENERAL MEETING
Vesting Period: The Hybrid RSUs vest two years after they are granted. In June 2014 the Board will exercise ‘negative discretion’ based on the CEO’s performance and rating under the Scorecard (between 0 and 100) to determine what percentage (between 0 and 100%) of the Hybrid RSUs will vest and convert into Shares, subject to the Hybrid RSUs vesting earlier in accordance with the terms and conditions of the LTIP.
Conditions: Attainment of the 2012 EBIT goals will determine the number of Hybrid RSUs issued to the CEO. The CEO’s rating under the Scorecard will determine the percentage of the Hybrid RSUs which vest in June 2014 and convert into Shares.
In effect, the Scorecard applies a “holdback and forfeiture” principle to ensure that the short-term results in fiscal year 2012 which determined the number of Hybrid RSUs issued to the CEO are not obtained at the expense of long-term sustainability.
Calculation of the Hybrid RSUs in June 2012 and June 2014 is described below:

[1]	Amount of LTI target received as Hybrid RSUs in the absence of long-term quantitative financial measures
Worked Example
The following example of how the Hybrid RSUs operate based on the CEO’s LTI target quantum of US$3,100,000 (the fiscal year 2012 LTI target quantum), performance at approximately 106.5% of EBIT for fiscal year 2012 and a Scorecard rating of 75 out of 100.
Based on 106.5% of the EBIT goal being achieved, the CEO would receive 150% of the portion of the LTI target quantum received in Hybrid RSUs as follows:
•	40% x US$3,100,000 x 150% = US$1,860,000 to be settled in Hybrid RSUs in June 2012. At a value of US$6/Share this is equivalent to 310,000 Hybrid RSUs.
At the conclusion of the additional two-year performance period in June 2014, a number of Hybrid RSUs are forfeited, based on the CEO’s rating under the Scorecard:
•	310,000 RSUs x 75% = 232,500 Shares received
Further details on the operation of the Scorecard
Scorecard
The Board introduced the ‘Scorecard’ to ensure the CEO’s continued focus on financial, strategic, business, customer and people components, each of which are important contributors to long-term creation of shareholder value. The Scorecard contains a number of key objectives, and the measures the Board expects to see achieved for each of these objectives. The CEO’s rating ultimately depends on his contribution to the company achieving the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the company has not allocated a specific weighting to any and the final Scorecard assessment will involve an element of judgment by the Board. The Board may also give different ratings when assessing Scorecard performance for the Hybrid RSUs and Scorecard LTI grants.
When the Scorecard for the Hybrid RSUs granted to the CEO in June 2012 is applied in June 2014, all, some, or none of the Hybrid RSUs will vest and convert into Shares.
The Scorecard can only be applied by the Board to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received.
Scorecard for fiscal year 2012
The Scorecard for the Hybrid RSUs for fiscal year 2012 is the same as in fiscal year 2011, except that the ‘Zero-to-Landfill’ objective has been expanded to a broader ‘Manufacturing Efficiency Reset’ objective. The company has made significant progress in each of the past three years reducing the amount of materials sent to the landfill. The ‘Manufacturing Efficiency Reset’ objective will be a multi-year initiative building (and continuing) the waste reduction objectives of ‘Zero-to-Landfill’ but also focusing on increasing machine capabilities and product efficiencies. Among other matters, this will support more energy efficient manufacturing.
The Board considers that the Scorecard continues to reflect the company’s overall long terms goals. The primary objectives of the Scorecard for fiscal year 2012, and the results for those objectives over the last three years, are set out below. Further details of the Scorecard, including the reasons the Board selected each objective, are set out in the 2011 Remuneration Report on pages 41 to 62 of the 2011 Annual Report.

James Hardie Notice of Meeting 2011	9

Measure	Starting Point	How measured	Board requirement
US Primary Demand Growth (PDG)	PDG for the last three fiscal years is as follows: FY 11 –3.8% FY 10 6.1% FY 09 3.0%	The percentage of growth of the James Hardie product sales in standard feet as compared to the underlying market (a combination of new housing starts and the repair and remodel market).	Minimum: Maintain relative to market Stretch: Primary demand growth relative to market

US Product Mix Shift	This has focused primarily on ColorPlus penetration. FY11 results are commercial in confidence but exceeded the results in FY10–08	Relative percentage growth in US sales volume of ColorPlus as a percentage of total exteriors volume. Expect growth in US of Artisan line of products.	Minimum: 5% annual improvement in sales of ColorPlus and Artisan products Stretch: 10% annual improvement in sales of ColorPlus and Artisan products

Manufacturing Efficiency Reset	In the past three years the company continued to make significant progress in reducing the amount of materials sent to the landfill. The ‘Manufacturing Efficiency Reset’ initiative will better align JHISE’s manufacturing philosophy and approach with its product leadership strategy.	Improvement in material yield, product inefficiency (“PdI”, being the gap between the actual throughput rate of a product and the throughput rate of all products), process inefficiency (“PcI”, the gap between design capacity and actual throughput) and manufacturing team learning curve progress.	Minimum: Review of manufacturing metrics to confirm manufacturing performance is effectively supporting the product leadership strategy.

Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows: IR SR FY 11 1.7 19 FY 10 1.7 37 FY 09 4.7 54	Incident Rate: Recordable incidents per 200,000 hours worked Severity rate: Days lost per 200,000 hours worked No fatalities	2.0 IR and 20 SR No fatalities

Strategic Positioning	The Group continues to be highly dependent on the US fibre cement exterior cladding business.	As this measure can take many different forms, including developing new technologies, expanding into new product categories, or expanding geographically, assessment against this measure will need to be subjective.	It is not possible to set a specific goal for this measure.

However, the Board expects that management will continue to diversify to provide more balance and greater profit opportunities to the company.

Legacy Issues	The re-domicile project was completed in mid 2010. The ASIC proceedings and ATO issues are at appeals stage and the loan facility for the AICF is concluded. The company’s contribution to the AICF in July 2011 is US $51.5 million.	Simplifying or finding solutions to the major legacy issues facing the company.	Minimum: Make substantial progress on legacy issues Stretch: Resolve or address all legacy issues

Managing During the Economic Crisis	At the end of the 2011 fiscal year, total credit facilities were US$320 million and net debt was US$40 million.	Ensure company achieves an appropriate capital structure and adequate funding flexibility to continue to make medium to long-term investment in the business.	Achieve an appropriate capital structure.

Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.	The Remuneration Committee will assess the current state of development and capability of the top managers in the business.	It is not possible to set a specific goal for his measure beyond requiring that management capability be retained and grown.

10	James Hardie Notice of Meeting 2011
AGENDA AND BUSINESS OF
THE ANNUAL GENERAL MEETING
Maximum and actual number of Hybrid RSUs
The maximum number of Shares and Hybrid RSUs for which approval is sought under this Resolution 5 is based on the grant that would be made if the company’s performance warranted the maximum possible award for fiscal year 2012 and the Board gave the CEO the maximum possible rating of 100 under the Scorecard, and therefore did not exercise negative discretion to reduce the number of Hybrid RSUs which ultimately are to vest and convert into Shares.
The actual number of Hybrid RSUs granted will be determined by dividing the amount earned by the CEO based on the EBIT goal by the average closing price of the Shares on the 10 business days preceding the day of grant, subject to the maximum specified in the resolution.
Previous grants
The number of Hybrid RSUs (referred to as Executive Incentive Program RSUs at the time) granted to the CEO by the company in the past three years is:

		Maximum approved
Date of grant	Number granted	by shareholders
7 June 2011	45,687	841,619
7 June 2010	360,267	827,143
15 May 2009	487,446	750,876
General
The company will not provide loans to the CEO in relation to the issue of Hybrid RSUs. These Hybrid RSUs will be granted to the CEO by no later than 12 months after the passing of Resolution 5.
Summary of the legal requirements for seeking Shareholder approval
ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution.
Section 162(m) of the US Internal Revenue Code requires Shareholders to approve the performance criteria for grants of Hybrid RSUs and these performance criteria are set out in the explanatory notes for this resolution.
Recommendation
The Board believes it is in the interests of Shareholders that the issue of Hybrid RSUs over Shares in the company to the CEO for fiscal year 2012 up to the maximum number specified in Resolution 5 under the LTIP, Scorecard and the above terms and conditions be approved, and recommends that you vote in favour of Resolutions 5.
RESOLUTION 6 — RELATIVE TSR RSUS
Resolution 6 asks Shareholders to approve the grant of RSUs with a Relative total shareholder return (TSR) hurdle (Relative TSR RSUs) under the LTIP to the company’s CEO. Relative TSR RSUs convert to Shares if the company’s TSR performance meets or exceeds the relative TSR performance hurdles.
The Board has determined that 30% of the CEO’s LTI target quantum for fiscal year 2012 will be received in Relative TSR RSUs. This number is unchanged from fiscal year 2011.
Relative TSR RSUs will be granted to the CEO for no consideration. Subject to the performance hurdles being met, the CEO will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration.
Key aspects of Relative TSR RSUs
Relative TSR RSUs will be granted in accordance with the terms of the LTIP. The LTIP was approved by shareholders at the 2009 AGM. The following specific terms also apply to Relative TSR RSUs.
Performance Criteria: The performance hurdles for Relative TSR RSUs will be:

% of Relative TSR
Performance against Peer Group	RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
>75th Percentile	100%
The peer group (Peer Group) comprises other companies exposed to the US building materials market, which is the company’s major market. The Remuneration Committee and Board requested the company’s independent advisors, Towers Watson, to conduct a review of the composition of the peer group in 2011. The Remuneration Committee and the Board adopted the proposed peer group recommended by Towers Watson, which is unchanged from 2010 and listed below:

Acuity Brands, Inc	Louisiana-Pacific Corp.	PGT Inc
American Woodmark Corp	Martin Marietta Materials, Inc	Sherwin Williams Co (The)
Apogee Enterprises, Inc	Masco Corporation	Simpson Manufacturing Co.
Armstrong World Industries, Inc	MDU Resources Group, Inc	Texas Industries, Inc
Eagle Materials, Inc	Mohawk Industries Inc	Trex Co., Inc.
Fortune Brands, Inc	Mueller Water Products, Inc	USG Corp
Headwaters, Inc	NCI Building Systems, Inc	Valmont Industries, Inc.
Interface, Inc	Owens Corning	Vulcan Materials Co
Lennox International, Inc	Quanex Building Products Corp	Valspar Corporation
Watsco, Inc

James Hardie Notice of Meeting 2011	11
Testing: The performance hurdle will be tested and the Relative TSR RSUs may vest after three years from the grant date. The performance hurdle is re-tested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period) and any unvested Relative TSR RSUs may vest on each re-testing date if the relative TSR performance hurdles are met.
Any Relative TSR RSUs that have not vested after the fifth anniversary of the grant date will lapse. This re-testing reflects the fact that the company’s Share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and that the CEO should be given the same opportunity as Shareholders to delay action on their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years and, accordingly, is more effective from a cost benefit perspective.
Vesting Period: Each Relative TSR RSU may vest on each testing date between three and five years after their grant date upon satisfaction of the performance hurdles described above under “Performance Criteria”, subject to the Relative TSR RSUs vesting earlier in accordance with the terms and conditions of the LTIP.
Maximum and actual number of Relative TSR RSUs
The maximum number of Shares and Relative TSR RSUs for which approval is sought is based on the grant that would be made if the company equals or exceeds the 75th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.
The actual number of Relative TSR RSUs granted will be determined by dividing the amount of the maximum dollar amount granted under the Relative TSR RSUs portion of the LTI target by the value of the Relative TSR RSU, using a Monte Carlo simulation, over the ten business days preceding the date of grant, subject to the maximum specified in the resolution.
Previous grants
The number of Relative TSR RSUs granted to the CEO by the company in the past three years is:

		Maximum approved
Date of Grant	Number granted	by shareholders
15 September 2010	577,255	730,707
15 September and 11 December 2009	316,646	736,207
15 September 2008	558,708	560,909
General
Relative TSR RSUs will be granted under the LTIP for no consideration and the company will not provide loans to the CEO in relation to the issue of Relative TSR RSUs under the LTIP. These Relative TSR RSUs will be issued to the CEO within 12 months of the passing of Resolution 6.
Summary of the legal requirements for seeking Shareholder approval
The reasons for seeking shareholder approval are the same as those set out for Resolution 5.
Recommendation
The Board believes it is in the interests of Shareholders that the grant of Relative TSR RSUs to the CEO under the LTIP subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.
RESOLUTION 7 — AMENDMENT AND RESTATEMENT OF JAMES HARDIE INDUSTRIES EQUITY INCENTIVE PLAN

Background
The 2001 Equity Incentive Plan (2001 Plan) was originally adopted in September 2001 and is set to expire on 26 September 2011.
The Listing Rules of the New York Stock Exchange (NYSE Listing Rules) require shareholders of an NYSE-listed company to approve the adoption of a new, or the extension or other material modification of an existing, equity-compensation plan. As such, the NYSE Listing Rules require the company to seek shareholder approval of an amendment to the 2001 Plan to extend its term for a further 10 years from 26 September 2011 to 26 September 2021.
The company is also seeking shareholder approval pursuant to the NYSE Listing Rules for certain other minor amendments to the 2001 Plan which reflect changes in legal, regulatory and tax provisions and corporate governance practices since the 2001 Plan was first approved.
Information about 2001 Plan
The employees eligible to receive equity incentives under the 2001 Plan are select employees below the most senior levels of employment in the company (who are eligible to receive incentives under a different plan). Most of the eligible employees are located in the United States, where the company’s largest business operates. The 2001 Plan provides continuing flexibility for the company to award equity-based compensation that meets the ongoing objective of aligning compensation with shareholder value.

12	Jams Hardie Notice of Meeting 2011
AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING
Key Changes from the Original Plan
If this resolution is approved, the key changes to the amended and restated 2001 Plan are:
•	Term. The term of the 2001 Plan will be extended for an additional 10 years, until 26 September 2021.

•	Restricted Stock Units. The terms of restricted stock units have been incorporated into the terms of the 2001 Plan.

•	No Discounted Options. Options cannot be granted with exercise prices lower than the fair market value of the underlying Shares on the grant date.

•	No Repricing. If the exercise price of an option or stock appreciation right is above the market value of the Shares, it will be prohibited without shareholder approval from reducing the exercise price of such an option or stock appreciation right or exchanging such an option or stock appreciation right for cash, or other awards or a new option or stock appreciation right at a reduced exercise price.

•	No Dividends on Unearned Performance Awards. The payment of dividends or dividend equivalent rights on unearned performance awards is prohibited.
Shares Subject to the 2001 Plan
The 2001 Plan was first approved with a maximum number of 45,077,100 Shares able to be issued under the 2001 Plan (equivalent to approximately 10% of the company’s issued Share capital at the time the plan was approved). Since that date 10,361,779 awards have vested to convert into Shares and 10,252,937 of awards remain outstanding. As at 31 May 2011, 24,462,384 Shares can still be issued over the life of the 2001 Plan, whether it is to terminate on 26 September 2011 or 26 September 2021. Shareholders are not being asked to approve an increase in this number of Shares.
A copy of the 2001 Plan (incorporating the proposed changes described above) is available on the Company’s website, in the Investor Relations area, at www.jameshardie.com.
Recommendation
The Board believes that the extension of the 2001 Plan for a further 10 years is in the best interests of Shareholders and recommends that you vote in favour of the resolution.
Notice availability
Additional copies of this Notice of Meeting can be downloaded from the Investor Relations section of our website at www.jameshardie.com or they can be obtained by contacting the company’s registrar Computershare using one of the methods set out under the Lodgement Instructions on page 4 of this Notice of Meeting.

                              ARBN 097 829 895
                              Incorporated in Ireland. The liability of members is limited
                              Registration Number: 485719
                              Registered Office: Second Floor, Europa House,
                              Harcourt Centre, Harcourt Street, Dublin 2, Ireland
Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

Online Subscribers:
For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

For all enquiries call:
(within Australia) 1300 855 080 (outside Australia) +61 3 9415 4000

Voting Instruction Form - 2011 Annual General Meeting (AGM)

Vote online or view the Annual Report, 24 hours a day, 7 days a week: www.investorvote.com.au

☑ Complete your Voting Instruction Form	Your secure access information is:
Control Number: 134974
☑ Access the Annual Report

☑ Review and update your securityholding	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your voting instruction to be effective it must be received by 4.30pm (AEST) on Sunday, 14 August 2011
How to Vote
By signing this Voting Instruction Form, you direct CHESS Depositary Nominees Pty Limited (CDN) to appoint the Chairman of the meeting or a person designated by you as its Nominated Proxy to vote the shares in the company held by CDN on your behalf in respect of the resolutions to be considered at the AGM to be held in Dublin, on 16 August 2011 and at any adjournment of that meeting, as indicated on this form, and to vote or abstain in respect of any procedural resolution as the Nominated Proxy (as applicable) thinks fit.
If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution in Step 2 overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding.
If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid.
If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.
If you lodge the Voting Instruction Form prior to the AGM, and complete your voting directions on that form, your voting instructions may only be changed if you submit a further Voting Instruction Form before the closing date at 4.30pm (AEST) on Sunday, 14 August 2011.
Attending the Meeting
CUFS holders may appoint themselves or someone else to attend, speak and vote on their behalf at the AGM to be held in Dublin and simultaneously broadcast in Sydney, on 16 August 2011. Corporate entities may also use this option.
To allow the person you have appointed to attend and speak at the AGM, or the simultaneous broadcast, please choose Option B overleaf and lodge it with Computershare by no later than 4.30pm (AEST) on 14 August 2011.
Computershare will keep a register of people appointed to attend the AGM or the simultaneous broadcast. These people will be required to provide appropriate identification to receive an entry card to allow them to speak and ask questions.
Instructing CDN to appoint the Chairman of the meeting as its Nominated Proxy (Option A)
To instruct CDN to appoint the Chairman as its Nominated Proxy to vote the shares underlying your CUFS:
Step 1 - Place a cross in the box next to Option A.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.
If you do not mark ‘For’, ‘Against’, or ‘Abstain’: (i) in respect of resolutions 1, 2, 3 and 4, you acknowledge that the Chairman of the meeting intends to vote undirected proxies in favour of each of these resolutions, (ii) in respect of resolutions 5 and 6, if you do not cross the box in the section headed “Chairman of the Meeting as CDN’s Nominated Proxy” overleaf, the Chairman will not cast CDN’s votes on resolutions 5 and 6.
If you mark the ’Abstain’ box, you are directing the Chairman (as CDN’s Nominated Proxy) not to vote on the resolution(s) and your votes will not be counted in computing the required majority.
Instructing CDN to nominate a proxy of your choice (Option B)
To instruct CDN to appoint a Nominated Proxy of your choice (other than the Chairman of the meeting) who may vote the shares underlying your CUFS in person at James Hardie’s AGM in Dublin, or the simultaneous meeting in Sydney: Step 1 - Fill in the name of the person you appoint as proxy in the box at the top of the form overleaf.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution.
You may instruct CDN to appoint yourself or your nominee as a proxy. If your Nominated Proxy fails to attend the meeting, your vote will not be counted.
If you instruct CDN to appoint a person nominated by you as Nominated Proxy but do not mark ‘For’, ‘Against’, or ‘Abstain’, the Nominated Proxy may vote as he or she determines at the meeting.
If you mark the ’Abstain’ box for a resolution, you are directing the Nominated Proxy not to vote on the resolution(s).
If you do not select either of Option A or Option B, and the Voting Instruction Form is validly signed, you will be deemed to have marked Option A.
Signing Instructions for Postal Forms
Individual: Where the CUFS holding is in one name, the CUFS holder must sign. Joint Holding: Where the CUFS holding is in more than one name, all of the CUFS holders must sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.
Comments & Questions
If you have any comments or questions for the company, please write them on the enclosed Question Form and return with this Voting Instruction Form.

GO ONLINE TO VOTE,
or turn over to complete the form

☐	Change of address. If incorrect, mark this box and make the correction in the space to the left.

Voting Instruction Form	Please mark ☒ to indicate your directions

CHESS Depositary Nominees Pty Limited will vote as directed (please mark box A OR insert a name in the space provided at B below)
I/We, being a CUFS holder of the company, hereby instruct:

Option A			Option B	Please write the name of the person (other than the Chairman) you would like to attend and vote on your behalf. If you wish to attend, speak and vote at the meeting, write your own name.
☐	CDN to appoint the Chairman of the	or	CDN to appoint the following Nominated
	meeting as its Nominated Proxy		Proxy:
to attend, speak and vote the shares underlying my/our holding of CUFS at the AGM of James Hardie Industries SE to be held on Tuesday, 16 August 2011 at the Hibernia II Room, Four Seasons Hotel, Simmonscourt Road, Dublin, Ireland at 7.30am (Dublin time) and simultaneously broadcast to a meeting to be held on Tuesday, 16 August 2011 at the Adelaide Room, Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, NSW, Australia, at 4.30pm (AEST), and any adjournment of the meeting.
If you complete neither of the options above, and the Voting Instruction Form has been validly signed, then you will be deemed to have marked Option A.
Chairman of the meeting as CDN’s Nominated Proxy

☐	If the Chairman of the meeting is appointed as CDN’s Nominated Proxy, or may be appointed by default, and you do not wish to advise CDN how to direct the Chairman how to vote as CDN’s Nominated Proxy in respect of resolutions 5 and 6, please place a mark in the box on the left.

By marking this box, you acknowledge that the Chairman of the meeting may exercise CDN’s proxy even if they have an interest in the outcome of resolutions 5 and 6 and that votes cast by the Chairman of the meeting for those resolutions other than as a proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not advised CDN how it should direct CDN’s proxy to vote, the Chairman will not cast CDN’s votes on resolutions 5 and 6 and CDN’s votes will not be counted in calculating the required majority if a poll is called on those resolutions.

If you tick this box, you note that the Chairman intends to vote undirected proxies on Resolutions 5 and 6 in favour of those resolutions.
THE BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THE RESOLUTIONS.

Items of Business

ORDINARY BUSINESS		For	Against	Abstain

1.	Receiving and considering the financial statements and reports for the year ended 31 March 2011	☐	☐	☐
2.	Adoption of the Remuneration Report for the year ended 31 March 2011	☐	☐	☐
3. (a)	Re-election of Mr Michael Hammes as a director	☐	☐	☐
3. (b)	Re-election of Mr Rudy van der Meer as a director	☐	☐	☐
3. (c)	Re-election of Mr Louis Gries as a director	☐	☐	☐
4.	Authority to fix External Auditor’s Remuneration	☐	☐	☐
SPECIAL BUSINESS

5.	Grant of Hybrid Restricted Stock Units (RSUs) to Mr Louis Gries	☐	☐	☐
6.	Grant of Relative TSR RSUs to Mr Louis Gries	☐	☐	☐
7.	Amendment and Restatement of James Hardie Industries Equity Incentive Plan	☐	☐	☐

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact
Contact	Daytime
Name	Telephone	Date	/ /

J H X	1 3 2 4 0 3 A	+

We want to make it easy for as many James Hardie CUFS holders as possible to ask questions of the company’s Directors. Please use the other side of this form to send us any questions you would like answered at the Annual General Meeting to be held in Dublin on 16 August 2011 and simultaneously broadcast to a meeting in Sydney. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend either meeting. Holders will also be able to ask questions from the floor at either meeting. We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. You can use this form even if you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via the internet on the Investor Relations website at www.jameshardie.com Fax this form by Thursday, 11 August 2011 to: (02) 8274 5218 or +61 2 8274 5218 Mail this form by Tuesday, 9 August 2011: using the Business Reply Envelope enclosed Holder’s name: Address: Security Holder Reference Number or Holder Identification Number:

Fax this form by Thursday, 11 August 2011 to:	Security Holder Reference Number
(02) 8274 5218 or +61 2 8274 5218	or Holder Identification Number:

Mail this form by Tuesday, 9 August 2011:

using the Business Reply Envelope enclosed
Question(s):